Mail Stop 3561

August 29, 2008

Paul Gaynor
President and Chief Executive Officer
First Wind Holdings Inc.
85 Wells Avenue, Suite 305
Newton, MA 02459

> **Re:** **First Wind Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed July 31, 2008**
> **File No. 333-152671**

Dear Mr. Gaynor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. On August 6, 2008, your counsel advised us that the Cohocton Wind Watch had posted on its website a list of complaints that concerned citizens should raise with the Securities and Exchange Commission. Please address each of these

complaints, including the location in your prospectus in which you have provided disclosure regarding each or advising us why no disclosure is warranted.

3. The Division of Investment Management is reviewing issues related to whether you are an investment company under the Investment Company Act of 1940. We will not be in a position to declare your registration statement effective until these issues are resolved. We will present any comments that the Division of Investment Management may have at a subsequent date.

Prospectus Cover Page

4. Please disclose the number of shares you plan to register in your next amendment as this information is not permitted to be omitted pursuant to Rule 430A. Refer to Item 501(b)(2) of Regulation S-K.

Prospectus Summary, page 1

Overview, page 1

5. The summary is intended to provide a brief overview of the key aspects of the offering. Your summary is too long and repeats much of the information discussed in your business section and is repetitive within the summary itself. For example, you should remove the "Competitive Strengths" and "Strategy" section from the summary since they also appear in the business section. The summary is only intended to provide a brief snapshot of the offering. Refer to Instruction to Item 503(a) of Regulation S-K.

6. We note in this section and elsewhere in the prospectus your use of terms that appear to be industry specific jargon. For example, you use phrases such as "wide spectrum of project-level returns," "high project-level returns," "break-in conditions," and "high-level fatal flaw analysis." Please revise to provide context for these terms so a reader not familiar with your industry can understand your use of these terms.

7. Given the complexity of your industry and the varying revenue sources, please provide an overview in plain English of your revenue sources here. We note the disclosure on page 56 under the heading "Revenues" that you derive revenue from (1) the sale of electricity, (2) capacity payments and (3) renewable energy credit sales. Please explain how you derive revenues from each of these sources. This disclosure also should be balanced with an explanation of the tax equity financing agreements under which you typically will dedicate substantially all of the cash distributions you receive for a project for ten years following the commencement of commercial operations and therefore there will not be significant revenues

available to First Wind Holdings Inc. and its stockholders for a significant period of time.

8.   Please provide support for your statement here and elsewhere in your prospectus that you are "a leading independent North American wind energy company," given that you currently have installed wind capacity of 92 megawatts. We may have further comments.

9.   You state here and throughout your prospectus that your portfolio of wind energy projects includes 5,564 megawatts of capacity. We note that you classify projects representing: (1) 3,907 megawatts, or 70%, of this capacity in the "early" development stage and (2) 663 megawatts, or 12%, of this capacity in the "intermediate" development stage. Please explain to us why it is appropriate to characterize your portfolio (and the corresponding megawatts of capacity data) as including projects that are in the early and intermediate development stages when, among other things, you may not have secured the land for these projects, obtained the necessary permits to develop these projects or secured turbines and related financing for these projects. In this regard, we note your disclosure:

- under the heading "Operating Expense" on page 58 that you "expense all project development costs until management deems a project probable of being technically, commercially and financially viable. This determination generally occurs in tandem with management's determination that a project should be classified as an advanced development project," and

- under the heading "Redemption of Series A Units held by UPC Holding" on page 161 describing the consideration received in connection with the redemption of the Series A Units held by UPC Holding in connection with your April 2006 amendments to the First Wind Holdings LLC Agreement states that future contingency payments "may be required *if* the applicable development projects reach commercial operations."

10.   You state here and elsewhere in your prospectus that you have entered into purchase contracts for turbines with an aggregate generating capacity in excess of 1,300 megawatts, which are scheduled to be delivered or commissioned between 2008 and 2013 and that this supply will be sufficient to meet your turbine needs in 2008 and 2009 and 80% of your anticipated needs in 2010. Please tell us how long it takes from the time you enter into a turbine supply agreement to have an operational turbine delivered. We may have further comments.

Risk Factors, page 8

11.   Please add to this bulleted list, a risk regarding the fact that the company will be a controlled company under the Nasdaq rules and that your Sponsors currently own

and will continue to own after the offering shares sufficient to control the operations of your company.

Class A Common Stock and Class B Common Stock, page 8

12.   We note your disclosure regarding the increase in the amount of depreciation you will recognize and the fact that this will result in a reduction in your taxable income. To provide more balanced disclosure, please include a statement that the cost savings in taxes you realize or, in certain circumstances, are deemed to realize will be payable by you to current and future Series B unit holders in First Wind Holdings, LLC. Please also cross-reference to your discussion of the Tax Receivable Agreement on page 171.

Risk Factors, page 15

13.   We note your disclosure in your risk factor "We are materially dependent on tax equity financing arrangements…" on page 19. In the first paragraph, please expand this disclosure to note the significant portion of the cash distributions, production tax credits and taxable income or loss the tax equity investors are entitled to receive until the "flip date" and the projected duration of these financing arrangements. In this regard, we note your disclosure under the heading "Financing upon commencement of commercial operations" on page 54 that you typically expect this to occur within ten years of the financing.

14.   We note your disclosure in your risk factor "Our hedging strategy…" on page 20 that "[i]n the event a project does not generate the amount of electricity covered by the related hedge, we could incur significant losses under the financial hedge if electricity prices rise substantially above the fixed prices provided for in the hedge" as well as your disclosure under the heading "Hedging Activity" on page 122 regarding your hedging activities at Steel Winds I. We also note the graph on page 85 that shows indexed retail electricity prices, which have been increasing. If material to an investor, please tell us whether the technical issues with the Liberty turbines at Steel Winds I resulted in losses under your swap for that project and whether you expect technical issues in the future to impact your hedging arrangements. If so, please disclose this in your risk factor "One of our key turbine suppliers …" on page 18 and elsewhere, as appropriate.

Market and Industry Data, page 38

15.   We note your representations that the market and industry data you have obtained from other sources are "believe[d] to be reliable" but that you have not verified any of this information. Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise.

Capitalization, page 40

16.   Please revise to delete cash and cash equivalents from your tabular presentation.

Unaudited Pro Forma Financial Information, page 42

17.   In a note(s) to the pro forma financial statements, please disclose the impact that a $1.00 increase or decrease in the assumed initial public offering price per share would have on your pro forma financial statements.

18.   Please show us in detail on a step-by-step basis, and disclose, how the transactions involving the merging of certain entities in the D.E. Shaw group into you, as described under the "Restructuring of Certain Entities in the D.E. Shaw Group" section on page 168, are reflected in the pro forma financial statements.

Unaudited Pro Forma Consolidated Balance Sheet, page 43

19.   Please disclose the method used to account for the exchange of shares in the reorganization, for example, a transfer at carrying amount in a transaction between entities under common control.

Unaudited Pro Forma Consolidated Statements of Operations, page 45

20.   Referring to the $23,692,000 distribution to minority members of First Wind Holdings, LLC subsidiaries in fiscal 2007 and the May 2008 $8,591,000 distribution to First Wind Holdings, LLC members, please tell us your consideration of presenting pro forma per share data giving effect to the increase in the number of shares that, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings withdrawn. Refer to SAB Topic 1:B.3.

21.   The denominator in computing pro forma net loss per share should include only those shares for which proceeds are being reflected in pro forma adjustments in your statements of operations, such as proceeds used for debt payments. You may present additional earning per share data reflecting the issuance of all shares if you consider this information meaningful. If additional earnings per share data is shown on the face of the pro forma statements of operations, it should be labeled appropriately. The footnotes should make your calculation(s) transparent to investors.

22.   Please add a footnote discussing the impact that the tax receivable agreement, as discussed in footnote (5) to the unaudited pro forma consolidated balance sheet, will have on your statements of operations. If there is no impact, please supplementally explain why.

Selected Historical Financial and Operating Data, page 49

23.   Please explain to us the relevance to investors in First Wind Holdings, Inc. of the basic and diluted per unit values. To the extent this information is not relevant, you may want to so indicate in an explanatory footnote to that data.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 52

24.   Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note your statement that you have "have experienced substantial growth and we expect to continue significantly increasing our installed capacity over time." Discuss the nature of the growth that you have experienced and whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Discuss the impact of any trends on your earnings. Further, please discuss in reasonable detail material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Hedging and risk management activities, page 57

25.   Please provide us a description of the method by which variable revenue is determined under the long-term power purchase agreement, including how you determine the probability of contingent rental income. A description of the power purchase agreement may be helpful in this regard. Also, please advise whether the counterparty to the commodity swap bears any relationship to the party taking electricity from the Kaheawa Wind Power I project. We assume the swap is not being accounted for as a hedge under SFAS No. 133. If otherwise, please advise.

Internal Controls, page 59

26.   Please discuss the steps you have taken or will take to address the material weakness. Also disclose when you expect to remediate the material weakness.

Contractual Obligations, page 75

27.   Please revise to include estimated interest payments on outstanding long-term debt obligations. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. Disclose any

assumptions used to arrive at the estimated amounts based on variable rates. If you choose not to include these payments, please provide information regarding future interest payments in a footnote to the table. See Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at http://www.sec.gov/rules/interp/33-8350.htm. In addition, please footnote contractual obligations excluded from the table that are not quantifiable until paid, such as distributions to your tax equity investors under your tax equity financing arrangements and payments made under the tax receivable agreement.

<u>Cash Flow, page 77</u>

28.   It appears that the change in working capital had a significant effect on the change in net cash used in operating activities for the comparative periods discussed. Please provide a discussion of the principal reasons for significant changes in cash flows from working capital items between the periods presented. Refer to Item 303 of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

<u>Off Balance Sheet Arrangements, page 79</u>

29.   If material, please disclose your guarantees to institutional investors in connection with your tax equity financing transactions that support potential liability payments payable thereunder.

<u>Industry, page 82</u>

30.   We note your reference to reports or articles by Energy Information Association, the North American Electric Reliability Corporation, American Wind Energy Association, Emerging Energy Research, United States Department of Energy, Bloomberg, Netherlands Environmental Assessment Agency, Federal Energy Regulatory Commission, International Energy Agency, ESAI Capacity Watch, Database of State Incentives for Renewables & Efficiency, Evolution Markets, New York State Energy Research and Development Authority, and the Independent Systems Operators for New England as well as New York for qualitative and comparative statements contained in your prospectus. Please provide copies of these documents to us, appropriately marked to highlight the sections relied upon and cross referenced to your prospectus. Also, tell us whether these reports and articles are publicly available without cost or at a nominal expense. Also, please tell us whether you commissioned any of the referenced sources.

We also note that for some of your qualitative and comparative statements you do not cite reports or studies that support your statements. For example, you state:

- "Wind energy generation capacity grew in the U.S. at a compound annual growth rate ("CAGR") of 29.1% from 2002 through 2007 …" in the second paragraph on page 3 (you make a similar statement in the last paragraph on page 82 and elsewhere in your prospectus);

- "… making wind energy the fastest growing source of new electricity in the U.S" in the second paragraph on page 3 and in the last paragraph on page 82;

- "Despite the significant anticipated growth in the U.S., wind energy provided only 0.8% of total U.S. electricity production in 2007 and is expected to account for only 1.8% of total U.S. electricity production in 2012" in the second paragraph on page 3 and the first full paragraph on page 83;

- "This represents a small portion compared to the current percentage of electricity produced by wind energy in Denmark, Spain and Germany, of approximately 17%, 9% and 6%, respectively" in the second paragraph on page 3 and the first full paragraph on page 83;

- "Between 2005 and 2007, the U.S. experienced the largest annual increases in cumulative installed wind capacity in the world" in the last paragraph on page 82;

- "For example, according to industry sources, only 35 of the approximately 150 coal plants proposed in the U.S. between 2000 and 2006 were built or under construction by the end of 2007" in the first full paragraph on page 86; and

- "Wind energy is one of the fastest growing renewable energy sources in the U.S. because of its cost efficiency …, scalability, resource availability and proven technology" in the first full paragraph on page 89.

See also the last full paragraph on page 91. These are only examples. Please disclose whether this information is based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide copies of these documents to us, appropriately marked to highlight the sections relied upon and cross referenced to your prospectus.

Our Regions, page 89

31.   Due to the size of your print, your table on page 90 is difficult to read. While retaining your disclosure, please provide this table in a more readable format. Refer to Rule 420 of Regulation C.

32.   Please tell us why you use the summer peaking reserve margins in your table on page 91 but then include graphs on the following pages that appear to use different reserve margin data. For example, the 2006 California reserve margin shown in the table is 12% and the 2006 reserve margin in the graph on page 93 is between 20% and 25%. Please also tell us why you include in your table on page 91 staggered RPS Energy Target benchmarks for some jurisdictions but not all. For example, compare your chart on page 91 to your disclosure in the first full paragraph on page 95 for additional RPS targets for Hawaii.

Business, page 96

General

33.   To the extent material to an understanding of your business taken as a whole, please disclose the importance to your business and the duration and effect of all patents, trademarks, licenses, franchises and concessions held. Refer to Item 101(c)(1)(iv) of Regulation S-K. In this regard, we note your disclosure describing your employment agreements with Messrs. Gaynor and Rosenzweig on page 155 and the fact that these agreements restrict their ability to compete with you by, among other things, challenging any of the intellectual property rights material to your business. Please also disclose, to the extent material to an understanding of your business taken as a whole, the extent to which your business is or may be seasonal. Refer to Item 101(c)(1)(v) of Regulation S-K.

Our Development Process, page 103

Turbine procurement and allocation, page 105

34.   We note here and elsewhere in your prospectus your discussion of your "strong relationship" with major turbine suppliers. Please explain the nature of the relationships you maintain with major turbine suppliers. In this regard, we note your statement in your Risk Factor ("The growth of our business is dependent on the availability of turbines and turbine financings") on page 21, that "[i]n the future, [you] may not be able to purchase a sufficient quantity of turbines from [your] suppliers, and [your] suppliers may give priority to other customers."

35.   We note your risk factor "One of our key turbine suppliers, Clipper Windpower, has a limited operating history, has experienced certain technical issues with its wind turbine technology and may continue to experience similar issues" on page 18. Given the risks associated with Clipper Windpower and the fact that 862 megawatts of your operating capacity will come from Clipper Windpower turbines after this year as compared to only 271 megawatts of operating capacity from GE Energy turbines, please revise the table on page 105 to present the "Targeted Installations," "% Secured" and Cumulative Turbines Secured" data by supplier so that investors can better evaluate the risks you face due to Clipper Windpower's limited operating history and past technical issues with its wind turbine technology. Please also make changes to other tables throughout your prospectus that present similar data (see, for example, pages 2 and 97).

We also note that on your website (http://www.firstwind.com/utilities/benefits.cfm) you state that among the important benefits you provide to utilities is your "[p]roven, state-of-the-art turbine technology." Please reconcile this statement with those in your risk factor on page 18.

How We Classify Our Projects, page 107

36.   In your prospectus you classify your projects into the following four categories based on the stage of development: (1) operating/under construction, (2) advanced, (3) intermediate and (4) early. On your website you classify your projects into the following five categories: (1) operating, (2) construction, (3) pre-construction, (4) under development, and (5) pre-development. Your website lists significantly fewer projects than you disclose in your prospectus under the heading "Our Portfolio of Wind Energy Projects" on page 110, several of the megawatt capacities are different as are the stages of development (assuming that the following stages of development are the same: advanced and preconstruction, intermediate and under-development, and early and pre-development). Please explain these discrepancies to us.

Advanced Projects, page 108

37.   You state that you expect to start construction on a 203 megawatt project during 2008 and that you expect the balance of your advanced projects to start construction within 0-24 months. On the tables on pages 98, 99 and 110, you state that the projected date of commercial operations at your advanced projects will be in 2009 and 2010. If you do not expect to start construction on some of your advanced projects for 24 months and it typically takes nine to 15 months to construct a project (as stated on page 107 under the heading "Engineering procurement and construction oversight"), please explain to us how all of your

advanced projects will be operational by the end of 2010 as shown on the above-referenced tables.

Our Portfolio of Wind Energy Projects, page 110

38.   You set forth the anticipated net capacity factor over 25 years for all of your
        operating, under construction and advanced projects.

    •   Please explain to us the significance of this measure and why it varies from
        project to project.

    •   We note your disclosure on page 84 regarding the description of this measure
        and your statement that "Although … wind turbines typically operate 65% to
        90% of the time, they often run at less than full capacity." You disclose that
        you anticipate net capacity factors over 25 years ranging from 25% (at
        Milford I and Milford II, as disclosed on page 120) to 47% (at Kaheawa Wind
        Power I, as disclosed on page 111). Please tell us whether industry data
        setting forth average net capacity factors (at other wind energy projects or
        across the industry) is available and, if so, why this data is not included in
        your prospectus.

    •   Please explain what impact the technical issues Clipper Windpower has
        experienced with its wind turbine technology has had on your actual net
        capacity factors as well as your anticipated net capacity factors over 25 years.

Our West Regional Strategy, page 120

Milford I and II, page 120

39.   Consistent with the disclosure for your other "advanced" projects, please disclose
        when you expect to commence construction of Milford I and Milford II.

Competition, page 122

40.   Please revise your disclosure to provide a more detailed description of the
        competitive environment of your industry, your position in that environment and
        the methods of competition. In this regard, we note your risk factor disclosure
        that the "energy industry is rapidly evolving and is highly competitive."

Legal Proceedings, page 123

41.   With respect to the Article 78 proceedings, please identify the nature of the
        allegations regarding violations of law.

Insurance Matters, page 124

42.   We note your risk factor disclosure under the risk "The growth of our business is dependent on the availability of turbines and turbine financings" on page 21 that you "do not carry spare substation main transformers. These transformers are designed specifically for each wind energy project, and the current lead time to order this equipment is approximately one year. If [you] have to replace any of [your] transformers, [you] would be unable to sell electricity from the affected wind energy project for more than one year." Please disclose whether your insurance would cover the losses you would incur if you have to replace a transformer.

Management, page 131

Executive Officers and Directors, page 131

43.   Please revise this section to include the required information about Evelyn Carpenter. We note that you list Ms. Carpenter as one of your named executive officers in the table on page 149. Refer to Item 401(b) of Regulation S-K.

44.   We note your risk factors under the heading "Risks Related to this Offering and Our Class A Common Stock" on page 31. Describe briefly here any arrangement pursuant to which the directors were named or will be named as directors. Refer to Item 401(a) of Regulation S-K. Please also revise your disclosure to describe the business experience of each director for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Director Compensation, page 136

45.   Please provide the disclosure required by Item 402(k) of Regulation S-K.

Executive Compensation, page 137

46.   We note that you discuss the elements of compensation that were paid to your named executive officers in 2007. Please also discuss the elements of compensation that are relevant to what you expect to pay to your named executive officers in 2008 and discuss whether, as a result of becoming a public company, you anticipate changing any element of compensation, either in form or amount.

Annual Cash Compensation, page 141

Discretionary Cash Bonuses, page 142

47.   You disclose that your employment agreements provide for bonuses equaling
        between 50% and 100% of the officer's base salary. Please disclose whether this
        relates solely to discretionary cash bonuses or if this range also is intended to
        include stock awards. Please also disclose what factors the compensation
        committee considered when it determined that Messrs. Gaynor and Alvarez and
        Ms. Lim should receive 167%, 125% and 150%, respectively, of their salary in
        the form of a discretionary cash bonus.

48.   Please disclose the "overall financial metrics" and the "pre-established financial
        metrics" noted in the table on page 142, including any threshold, target and
        maximum amounts the compensation committee considered. If the compensation
        committee considered any threshold, target and maximum amounts for other
        individual goals, please also disclose these performance measures. Refer to Item
        402(b)(2)(v)-(vii) of Regulation S-K.

Summary of Compensation, page 149

49.   Although you state in the introductory paragraph of this section that the table
        shows information concerning the annual compensation of your Chief Financial
        Officer, the titles of the individuals included in the table do not include your then-
        current Chief Financial Officer. We note your disclosure that you hired Mr.
        Metzner as your Chief Financial Officer in May of this year. Please include the
        title Chief Financial Officer for his predecessor in the table and provide
        appropriate footnote disclosure indicating that such individual is no longer your
        Chief Financial Officer.

Summary Compensation Table, page 149

50.   You disclose that each of your named executive officers received discretionary
        cash bonuses in 2007. Based on your disclosure under the heading "Discretionary
        Cash Bonuses" on page 142, it appears that these officers were required to satisfy
        certain objective criteria in order to receive these awards. If so, please revise your
        summary compensation table to include these awards in a column called "non-
        equity incentive plan compensation." Please also revise your disclosure to
        include the grants of plan-based awards table and list these non-equity incentive
        plan awards, including any applicable range that was associated with these
        awards. Refer to Items 402(c) and 402(d) of Regulation S-K and Response
        119.02 in our Regulation S-K Compliance and Disclosure Interpretations located

on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Grants of Plan-based Awards, page 149

51.   Please include introductory language or a title (or both) for the table at the top of the page on page 150. Please also compare the percentages for base salary in this table with the percentages noted in the last sentence of the second paragraph under the heading "Base Salary" on page 141.

Outstanding Equity Awards at Fiscal Year End, page 151

52.   Please revise the table in the center of page 151 to break out awards of Series B-1 and B-2 Units so that the applicable series, size of the award, grant date and vesting information are transparent.

53.   Please disclose whether your reorganization will accelerate vesting of the outstanding "old Series B Units."

Stock Vested in the Fiscal Year Ended December 31, 2007, page 153

54.   Please revise the value realized column, to the extent necessary, in the table on page 153 to compute the aggregate dollar amount realized upon vesting by multiplying the number of units by the market value of the units on the vesting date and not December 31, 2007 as noted in footnote two to the table. Refer to the Instruction to Item 402(g)(2) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 159

April 2006 Amended and Restated LLC Agreement and Unit Subscription Agreement, page 159

55.   Please restructure this section to facilitate an investor's understanding of the reasons for these transactions. In this regard, we note that under this heading you itemize the various steps that occurred in connection with amending and restating the First Wind Holdings LLC Agreement in April 2006. This appears to be a summary of transactions, some of which are described in more detail several pages later. For example, romanette (i) appears to correspond to your disclosure on page 161 under the heading "Consolidation of management's holdings in First Wind Holdings, LLC," romanette (v) appears to correspond to your disclosure on page 161 under the heading "Redemption of Series A Units held by UPC Holding" and romanette (vi) appears to correspond to your disclosure on page 162 under the heading "First Wind Energy, LLC." It appears that some or all of the non-cash consideration referenced in romanette (iii) corresponds to your

disclosure on page 162 under the heading "Contribution of Maine Wind Partners II, LLC."

56. Given that Mr. Metzner is your Chief Financial Officer and will be a named executive officer in 2008, please include him on the table on page 161 with appropriate footnote disclosure.

Procedures for Approval of Related Person Transactions, page 165

57. We note your disclosure that "material Related Party Transactions entered into generally are known about and discussed with management and [your] board of directors prior to entering into the transaction." Please tell us how, without more formalized policies upon completion of the offering, you will be able to comply in the future with the requirements of Item 404(a) of Regulation S-K. Please also tell us why your procedures for approval of related person transactions do not cover transactions with your executive officers or revise your disclosure. Refer to Item 404 of Regulation S-K.

The Reorganization and Our Holding Company Structure, page 166

General

58. Please consistently refer to UPC Wind Partners II, LLC either by its full name or its defined term, UPC Holding.

Overview, page 166

59. We note your disclosure in the first paragraph on page 166 and elsewhere in your prospectus that your "Class B common stock is, subject to certain limitations, convertible into Class A common stock at the election of the holders thereof" as well as your disclosure in third paragraph on page 166 that "[w]hen a Series B *Unit* is exchanged for a share of our Series A common stock … a corresponding share of our Class B common stock will automatically be redeemed and cancelled by us." Please clarify here and elsewhere in your prospectus if Series B Units of First Wind Holdings, LLC or your Series B common stock is convertible into or exchangeable for Class A common stock.

Holding Company Structure, page 166

60. We note your disclosure in the first paragraph on page 168 that you "intend to cause First Wind Holdings, LLC to distribute to [First Wind Holdings Inc.] and the holders of Series B Units, cash payments for the purposes of funding tax obligations in respect of the taxable income and net capital gain that is allocated to [First Wind Holdings Inc.] and the holders of Series B Units, respectively, as

members of First Wind Holdings, LLC" as well as your disclosure in the last paragraph on page 168 that states "First Wind Holdings, LLC will agree to make distributions to the holders of its membership units, including us, for the purpose of funding tax obligations in respect of First Wind Holdings, LLC that are allocated to them." If the taxable income and net capital gain is allocated other than ratably to the Series A unit holders and the Series B unit holders of First Wind Holdings, LLC, please describe how these allocations are determined.

Amended and Restated Limited Liability Company Agreement of
First Wind Holdings, LLC, page 168

Exchange Rights, page 169

61.   If, as disclosed in your summary under the heading "Class A Common Stock and Class B Common Stock" on page 8 and the first paragraph on page 166, your "Class B common stock is, subject to certain limitations, convertible into Class A common stock at the election of the holder thereof," please explain why you do not have to reserve that number of Series A common stock for issuance that is equal to the number of shares of Series B common stock outstanding (as opposed to the aggregate number of shares of your common stock expected to be issued over time upon exchanges by any member who holds fully-vested Series B Units).

Tax Receivable Agreement, page 171

62.   We note your disclosure regarding the unpredictability of your estimated cash savings and related payments under your tax receivable agreement and the fact that this agreement is an obligation of First Wind Holdings Inc. rather than its operating subsidiary, First Wind Holdings, LLC. We also note your disclosure in your risk factor "We are a holding company …" on page 30 that you "will have no independent means of generating revenue." If material to an investor, please disclose how First Wind Holdings Inc. would fund:

- payments under this agreement if you are deemed to have realized cash savings (and not actually realized cash savings) when all of your operations are conducted through, and all of your revenues are generated by, First Wind Holdings LLC; and

- future income taxes if the IRS successfully challenged your tax basis increases.

Please also include this exposure in your holding company risk factor on page 30.

Description of Capital Stock, page 173

63.   We note your statements that "all of the Class A common stock outstanding upon
        completion of the this offering will be fully paid and nonassessable" and "[u]pon
        completion of this offering, all outstanding shares of Class B common stock will
        be legally issued, fully paid and non-assessable." This disclosure appears to be
        the opinion of legal counsel, as these statements are legal conclusions. Please
        either attribute these statements to counsel and file counsel's consent to be named
        in this section, or delete these statements.

Description of Principal Indebtedness, page 180

General

64.   Please include a table at the outset of this section that summarizes your principal
        indebtedness.

65.   Please update the information in this section so that it includes the information
        included on page 39 under the heading "Use of Proceeds." In this regard, we note
        in the "Use of Proceeds section, among other things, your disclosure that you are
        negotiating an extension of the maturity date of the First Wind Holdings, LLC
        Loan Agreement.

First Wind Acquisition, LLC Loan, page 180

66.   Please state the maturity date of the North Shore Note.

First Wind Acquisition IV, LLC Loan, page 184

67.   Please state whether this loan has been funded and, if so, what amount is
        outstanding as of June 30, 2008.

Underwriting, page 189

68.   In the last full paragraph on page 189, you state that the Company has agreed to a
        180-day lock-up "except issuances pursuant to the exercise of employee stock
        options outstanding on the date hereof or pursuant to our dividend reinvestment
        plan." Please clarify your disclosure here and elsewhere to clarify whether you
        expect there to be any employee stock options outstanding prior to completion of
        the offering. It does not appear that you have or will maintain a dividend
        reinvestment plan. If true, please delete the reference to your dividend
        reinvestment plan. Here or elsewhere, as appropriate, please also disclose
        whether and under what circumstances Credit Suisse Securities (USA) LLC will

either shorten or waive the lock-up arrangements with respect to (1) you and (2) your officers, directors and current stockholders.

69.   In the second full paragraph on page 190, provide a brief description of the indemnification provisions with the underwriters.

Financial Statements, page F-1

First Wind Holdings, LLC Financial Statements, page F-2

70.   With reference to authoritative literature please explain in detail the accounting impact resulting from the tax equity transactions. Please address the following items in your response along with any other information you deem necessary:

- Tell us why the transactions are equity transactions at the subsidiary level and describe the equity structure of the subsidiaries;

- Tell us why GAAP requires you to consolidate the subsidiaries that own the Kaheawa Wind Power I and Mars Hill projects. If due to FIN 46R, show us your analysis for a representative project/entity. If due to control, please discuss any restrictions imposed on you or special rights granted to the minority unit holders that may limit your ability to control such subsidiaries. If so, also differentiate your control for financial reporting purposes with that for tax;

- Tell us how you computed the minority interest related to the sale of subsidiary company interests. In this regard, please specifically tell us the percentage used if minority interest was calculated as a percentage of subsidiary company book value. Finally, tell us what the proceeds from sale of subsidiary company interests in excess of subsidiary book value represents. Please advise your consideration SAB Topic 5:H;

- Tell us how you compute minority interest in earnings, whether it bears any relationship to the pick-up of tax benefits and whether this will change after 10 years. In this regard, it appears legally you are a 1% owner with the tax equity investors owning 99% and pick up of the production tax credit and anticipated tax losses follows this ownership structure for the first 10 years. If this is not correct, please explain. If correct, please tell us whether and how this ownership structure changes so that the majority of the tax benefits revert to the project owner;

- Describe in detail the equity method of accounting in your accounting for minority interest as described in the last paragraph of F-18. We are unclear on the significance of the use of the term "equity method" in minority interest accounting;

- Explain the "Distributions to minority members of subsidiary in excess of member's capital balance" line item in the consolidated statements of members' capital including how the amounts in this line item are computed;

- Explain the accounting impact, if any, at the "flip date." If there will be no accounting impact at the "flip date," please explain why;

Consolidated Statements of Operations, page F-4

71.   Please tell us your basis for classifying changes in the fair value of commodity derivative instruments related to non-operating projects as non-operating in your statements of operations. Please tell us how you classify any realized gains or losses on the periodic cash flow associated with such risk management activities. If such derivatives seek to mitigate risk with respect to forecasted transactions, tell us whether your income statement classification changes when the forecasted transaction occurs or fails to occur. In this regard, we note net cash settlements on commodity derivatives are wholly included in the risk management activities associated with operating projects. If there are no cash settlements on derivatives associated with non-operating projects, please supplementally advise the reason(s). To further our understanding, please provide an example of a typical risk management activity related to a non-operating project.

Consolidated Statements of Members' Capital (Deficit), page F-5

72.   Please tell us and briefly summarize the accounting principal adopted in the quarterly period ended March 31, 2008 that impacted accumulated deficit. Tell us why there is no disclosure in this regard. Please also help us understand why there is an adjustment to reconcile net loss to net cash used in operating activities when this item does not appear to be included in the determination of the loss for the period ended March 31, 2008.

Notes to Consolidated Financial Statements, page F-7

Note 2 – Summary of Significant Accounting Policies, page F-8

Derivative Financial Instruments and Risk Management Activities, page F-11

73.   As you disclose here and on pages F-27 and F-28 that you obtain third-party valuations of your interest rate swap and commodity swap agreements to determine their fair value, please name and file the written consent of the third-party to whom you refer to the extent they may constitute an expert.

Alternatively, please remove the reference to the third-party or advise why that party is not an expert. Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

Revenue Recognition, page F-12

74.   Referring to your long-term power purchase agreements for Kaheawa Wind Power I and Mars Hill that are accounted for as operating leases, please provide the disclosures required by paragraph 23.b. of SFAS 13 or tell us why these disclosures are not necessary. Please also tell us how the significant contingent rental payments operate and how wind availability affects the calculation of such payments. Presumably the contingent rental payments are viewed as rental payments since the power purchase agreement is viewed as an operating lease; as opposed to a power purchase agreement. Ensure that we understand how operating lease treatment would differ from power purchase agreement accounting.

Note 2, Other Non-Current Assets, page F-15

75.   Please summarize the results of your most recent annual goodwill assessment. Tell us how you define the reporting unit to which this goodwill relates. To the extent the carrying value of the reporting unit was less than fair value, please explain in detail how you determined fair value. To the extent your reporting unit was not a component, please advise the reason(s) for your grouping. We may have further comment.

Note 4. Minority Interest and Tax Equity Transaction, page F-18

76.   We note you account for minority interest in projects using the equity method. Please tell us what, if any, consideration was given to use of the financing method under SFAS No. 66. Please be detailed in your response.

Note 6 – Debt, page F-21

77.   Please disclose any restrictive covenants and assets mortgaged, pledged, or otherwise subject to lien related to your debt facilities. Refer to paragraphs 18 and 19 of SFAS 5. Please also provide the disclosures required by Rule 4-08(e)(3)(i) and (ii) in the notes to the financial statements if restricted net assets of consolidated and unconsolidated subsidiaries and your equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. In addition, if restricted net assets of your consolidated subsidiaries exceeded 25 percent of consolidated net assets as of the end of the most recently completed fiscal year, please provide the condensed

financial information required by Rule 12-04 of Regulation S-X. Refer to
Schedule I of Rule 5-04 of Regulation S-X.

Note 7 – Derivative Financial Instruments, page F-26

78.   We are unable to agree the December 31, 2007 to March 31, 2008 change in the
        aggregate derivative liabilities on the balance sheet to the aggregate fair value
        changes on page F-27. Please supplementally reconcile for us the difference
        between the two amounts.

79.   We note your table that details four commodity and interest rate swap contracts as
        of December 31, 2007. Given the relevance of current market information, please
        tell us why this table does not contain similar information as of March 31, 2008.
        We may have further comment.

Note 10 – Members' Equity, page F-31

80.   Please disclose the pertinent rights and privileges of your Series A, B and B-1
        Units. Refer to paragraph 4 of SFAS 129.

Note 11 – Share-Based Compensation, page F-34

81.   Referring to the April 28, 2006 issuance of 16,962,000 Series B-1 Units, please
        disclose the requisite service period(s) and the method(s) used for measuring
        compensation cost. Refer to paragraphs A240.a. of SFAS 123(R). Please tell us
        the terms considered when determining how to measure compensation cost
        including your consideration, as disclosed in Note 10, that these shares vest on a
        tranche basis, proportionate to each capital contribution by Series A Unit
        members relative to the then total Series A Unit commitment.

82.   Please tell us the enterprise value calculated when using the probability-weighted
        expected return model in fiscal 2006 and 2007 including the values assigned to
        the Series A Units. In addition, supplementally explain the reasons for any
        differences in the values assigned to the Series A and B Units and explain, to the
        extent applicable, any differences between the values assigned to the Series A
        Units as compared to the $1.00 per Series A Unit issuances in fiscal 2006 and
        2007. Finally, please tell us your consideration of using the fiscal 2006 and 2007
        Series A Unit issuances to fair value the Series B Units.

Recent Sales of Unregistered Securities, page II-2

83.   Please furnish the complete disclosure required by Item 701 of Regulation S-K.
        In this regard, please state briefly the facts relied upon to make the 4(2)
        exemption available and disclose the consideration. Please also disclose the

information required by Item 701 with respect to all units of First Wind Holdings, LLC granted within the past three years.

Exhibits and Financial Statement Schedules, page II-2

84.   We note that you have not filed most of your exhibits in connection with the Form S-1. We request that you file these exhibits as early in the process as possible so that we may have time to review them before you request that your registration statement become effective.

Also, we note that you discuss several documents in your disclosure that are not included on your exhibit list but that may be required to be filed under Item 601(b) of Regulation S-K. In this regard, we note that:

- As described on page 134 under the heading "Board Composition," your sponsors, who will have more than 50% of the voting power after completion of the offering, are entering into a shareholders agreement in connection with the closing of the offering,

- As described on page 136 under the heading "Indemnification," you expect to enter into separate indemnification agreements with your directors,

- As described on page 143 under the heading "Description of Long-Term Incentive Plan," you expect to adopt a long-term incentive plan prior to completion of the offering,

- As described on page 154 under the heading "Potential Payments upon Termination or Change in Control—Employment Agreements," you may have separate severance pay or stay bonus plans in addition to severance payable to an executive under his or her employment agreement,

- As described on page 155 under the heading "Restricted Unit Agreements," each of the executives has been granted Series B Units, which are governed by an individual Restricted Unit Agreement,

- As described on page 162 under the heading "Registration Rights Agreement," you expect to enter into a registration rights agreement with your current investors in connection with the closing of the offering,

- As described on page 165 under the heading "Indemnification, Employment and Related Agreements," you have entered into "employment agreements, restricted unit agreements and non-competition and confidentiality agreements with your named executive officers," and

- As described on page 171 under the heading "Tax Receivable Agreement," you expect to enter tax receivable agreements with each of the current members of First Wind Holdings, LLC and any future holder of Series B Units.

    Please tell us why these exhibits are not required to be filed or include them as exhibits to your registration statement.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. You may contact Catherine Brown, Staff Attorney, at (202) 551-3513, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David P. Oelman (Facsimile No.: (713) 615-5861)
        D. Alan Beck, Jr. (Facsimile No.: (713) 615-5620)
        Vinson & Elkins L.L.P.